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PUBLIC

12012639

UNITED STATES
SECURITIES AND EXCHANGE COMM.
Washington, D.C. 20549

SEC Mail Processing Section
MAR 01 2012
Washington, DC 125

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PR 3/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66649

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paragon Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue, Suite 2500
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Wallerstein, CPA (732) 603-7738
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bosco, Johnn & Company, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

90 Columbus Avenue (Address) Valhalla (City) NY (State) 10595 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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Paragon Capital Partners, LLC
Statements of Financial Condition
December 31, 2011 and 2010

Assets	2011	2010
Cash and cash equivalents	$ 42,139	$ 96,148
Marketable securities	370,493	973,758
Prepaid expenses and other	12,834	21,617
Fixed assets, net of accumulated depreciation of $189,471 in 2011 and $172,785 in 2010	13,758	30,444
Deposit	36,843	36,843
Total Assets	$ 476,067	$ 1,158,810
Liabilities and Members' Equity		
Liabilities - accrued expenses and taxes	$ 110,002	$ 224,873
Members' equity	366,065	933,937
Total Liabilities and Members' Equity	$ 476,067	$ 1,158,810

The accompanying notes are an integral part of these financial statements.